SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  Equitex, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                           294592 40 7 (Common Stock)

                                 (CUSIP Number)

                                   Henry Fong
                                  Equitex, Inc.
                            7315 East Peakview Avenue
                               Englewood, CO 80111

                                 (303) 796-8940

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See $240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  2945692 40 7


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henry Fong


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)    [ ]

                                                                 (b)    [ ]
3.  SEC Use Only


4.  Source of Funds (See Instructions) PF


5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)                                                             [ ]

6.  Citizenship or Place of Organization United States of America

--------------------------------------------------------------------------------
Number of     7. Sole Voting Power           353,212 shares (includes stock
                                             options to purchase 209,000 shares
Shares                                       which are currently exercisable)
              ----------------------------   -----------------------------------
Beneficially  8. Shared Voting Power         -0-
              ----------------------------   -----------------------------------
Owned by      9.  Sole Dispositive Power     353,212 shares (includes stock
                                             options to purchase 209,000 shares
Each                                         which are currently exercisable)
              ----------------------------   -----------------------------------
Reporting     10. Shared Dispositive Power   -0-

Person With
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

353,212 shares (includes stock options to purchase 209,000 shares which are currently exercisable)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11) 6.0%


14. Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Equitex, Inc., a Delware corporation ("Equitex"). The address of the principal executive offices of Equitex is 7315 E Peakview Ave, Englewood, CO 80111.

Item 2.   Identity and Background

          (a) This statement is filed by and on behalf of Henry Fong ("Fong").

          (b) Mr. Fong's business address is 7315 East Peakview Avenue, Engelwood, Colorado 80111.

          (c) Mr. Fong is an officer and director of Equitex.

          (d) Mr. Fong has not, during the last five years,  been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

          (e) Mr. Fong has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Fong is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

          Personal funds.

Item 4.   Purpose of Transaction

          Not applicable

Item 5.   Interest in Securities of the Issuer

          (a) As of December 31, 2004, Mr. Fong owned 353,212 shares of common stock including stock options to purchase 209,000 shares which are currently exercisable (6.0%) (all share numbers have been restated to reflect a 1 share for 6 share reverse stock split effective January 24, 2005, and the percentages shown are based upon 5,654,805 shares of Common Stock outstanding):

          (b) Mr. Fong has the sole right to vote all 353,212 shares of common stock.

          (c) Mr. Fong has transacted the following transactions in the past 60 days:

          Date       Number of Shares   Price per Share   Where Effected
          --------   ----------------   ---------------   --------------
          12/10/04       15,000             $2.34          Open Market

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and any other person with respect to any securities of Equitex.


Item 7.   Material to Be Filed as Exhibits

          Not applicable.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 14, 2005                    /s/ Henry Fong
                                            ----------------------------
                                            Henry Fong